Exhibit 10.2

August 16, 2010

PERSONAL AND CONFIDENTIAL

Christopher J. Locke

Dear Chris:

Rewards Network Inc. (the “Company”) has approved the payment of a bonus (a “CIC Bonus”) to you in connection with the consummation of a Change in Control, half of which may be earned upon the consummation of the Change in Control and half of which may be earned based upon continued employment following the Change in Control, as described below. For purposes of this letter agreement, “Change in Control” shall have the meaning given to such term in the Company’s 2006 Long-Term Incentive Plan, as the same may be amended from time to time. This letter agreement sets forth the terms and conditions of your CIC Bonus, including the requirements that you must meet in order to receive your CIC Bonus.

1.	Eligibility.

(a)	Subject to the provisions of this letter agreement, you will be entitled to receive one-half of your CIC Bonus if (i) you remain in the continuous employ of the Company until the date of the consummation of a Change in Control (the “Closing Date”) and (ii) such Change in Control occurs prior to the Bonus Program Termination Date (as defined below). If (I) your employment with the Company terminates for any reason prior to the Closing Date or (II) a Change in Control does not occur prior to the Bonus Program Termination Date, you will not be entitled to receive a CIC Bonus, this letter agreement shall immediately terminate and the Company shall have no liability to you hereunder.

(b)	Subject to the provisions of this letter agreement, you will be entitled to receive the remaining one-half of your CIC Bonus if (i) you remain in the continuous employ of the Company until the six-month anniversary of the Closing Date or (ii) your employment with the Company terminates as a result of a Termination Without Cause (as defined below) on or after the Closing Date but prior to the six-month anniversary of the Closing Date. If your employment with the Company terminates on or after the Closing Date but prior to the six-month anniversary of the Closing Date for any reason other than a Termination Without Cause, you will not be entitled to receive the remaining one-half of your CIC Bonus, this letter agreement shall immediately terminate on the date of your termination and the Company shall have no further liability to you hereunder.

2.	Amount of Your CIC Bonus. Your CIC Bonus will be in an amount equal to the product of 0.500%, multiplied by the Aggregate Deal Price. For purposes of this letter agreement, “Aggregate Deal Price” means the product of (a) the fair market value of one share of the Company’s common stock, par value $0.02 per share (the “Common Stock”), on the Closing Date, as determined by the Board of Directors of the Company (the “Board”) in its sole discretion, based on the amounts received by the shareholders of the Company in connection with the Change in Control, multiplied by (b) the total number of shares of Common Stock outstanding on the Closing Date on a fully diluted basis, which number shall include all shares of Common Stock underlying Restricted Stock Units granted under the Company’s 2006 Long-Term Incentive Plan, as amended (“RSUs”), that are vested as of the Closing Date, but shall not include any shares of Common Stock underlying RSUs that are not vested as of the Closing Date. The Aggregate Deal Price shall be calculated assuming the cashless exercise of all vested options, warrants or other rights to acquire shares of Common Stock.

Two North Riverside Plaza, Suite 950  • Chicago, Illinois 60606  • Phone: 312-521-6767  • Fax: 312-521-6768  • www.rewardsnetwork.com

3.	Time of Payment. Your CIC Bonus will be paid as follows:

(a)	If earned pursuant to paragraph 1(a) of this letter agreement, one-half of your CIC Bonus will be paid to you in a lump sum in cash within 10 days of the Closing Date.

(b)	If earned pursuant to paragraph 1(b) of this letter agreement, the remaining one-half of your CIC Bonus will be paid to you in a lump sum in cash as follows:

i.	If you remain in the continuous employ of the Company until the six-month anniversary of the Closing Date, the remaining one-half of your CIC Bonus will be paid to you within 10 days of the six-month anniversary of the Closing Date; or

ii.	If your employment with the Company terminates as a result of a Termination Without Cause on or after the Closing Date but prior to the six-month anniversary of the Closing Date, the remaining one-half of your CIC Bonus will be paid to you within 10 days of the date of such termination.

4.	Definitions.

(a)	“Bonus Program Termination Date” means the earlier of (i) June 30, 2011 and (ii) the date on which the Board or the Strategic Coordination Committee of the Board terminates the process of evaluating strategic alternatives as previously announced by the Company on June 9, 2010.

(b)	“Termination Without Cause” means a termination of your employment by the Company other than by reason of:

i.	any willful refusal by you to follow lawful directives of the President and Chief Executive Officer of the Company or the Board which are consistent with the scope and nature of your duties and responsibilities; provided that an isolated, insubstantial or inadvertent action or failure which is remedied by you within 10 days after written notice from the President and Chief Executive Officer of the Company or the Board shall not constitute Cause hereunder;

ii.	your conviction of, or plea of guilty or nolo contendere to, a felony or of any crime involving moral turpitude, fraud or embezzlement;

iii.	any gross negligence or willful misconduct by you resulting in a material loss to the Company or any of its subsidiaries, or material damage to the reputation of the Company or any of its subsidiaries;

iv.	any material breach by you of any one or more of the covenants contained in any proprietary interest protection, confidentiality, non-competition or non-solicitation agreement between you and the Company; or

v.	any violation of any statutory or common law duty of loyalty to the Company or any of its subsidiaries.

5.	Release. Notwithstanding any other provision of this letter agreement, payment of either portion of your CIC Bonus is contingent upon your execution of a written release of all current or future claims, known or unknown, arising on or before the date of the release against the Company and its parent companies and subsidiaries and the directors, officers, employees and affiliates of any of them, in a form approved by the Company (a “Release”). In order to receive each portion of your CIC Bonus, a Release must be signed and returned to the Company on or before the Closing Date (or, with respect to your second payment, on or before the relevant payment date) and your signature must not be revoked.

6.	Tax Withholding. The Company may withhold from your CIC Bonus all federal, state, city or other taxes that may be required to be withheld pursuant to any law or governmental regulation or ruling. Notwithstanding any other provision of this letter agreement, the Company shall not be obligated to guarantee any particular tax result for you with respect to any payment provided to you hereunder, and you shall be responsible for any taxes imposed on you with respect to any such payment.

7.	Gross-Up for Tax Payments. If any payment or distribution by the Company or any of its affiliates to or for your benefit, whether paid or payable or distributed or distributable under this letter agreement or under any other agreement, policy, plan, program or arrangement, or the lapse or termination of any restriction under any agreement, policy, plan, program or arrangement (a “Payment”), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), by reason of being considered “contingent on a change in ownership or control” of the Company, within the meaning of Section 280G of the Code, or to any similar tax imposed by state or local law, or any interest or penalties with respect to such tax (such tax or taxes, together with any such interest and penalties, being hereafter collectively referred to as the “Excise Tax”), then you will be entitled to receive an additional payment or payments (collectively, a “Gross-Up Payment”). The Gross-Up Payment will be in an amount such that, after payment by you of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed upon the Gross-Up Payment, you retain an amount of the Gross-Up Payment equal to the Excise Tax imposed on the Payment. Notwithstanding the foregoing, if no Excise Tax would apply if the aggregate Payments were reduced by ten percent (10%), then the aggregate Payments shall be reduced by the amount necessary to avoid application of the Excise Tax, in such manner as the Company shall direct, and no Gross-Up Payment will be made. Notwithstanding anything to the contrary herein, you agree to cooperate with the Company in good faith by taking all acts as requested by the Company in order to decrease the amount of or eliminate the Excise Tax, including, without limitation, executing and agreeing to be bound by any non-competition, non-solicitation, proprietary information and/or confidentiality agreement as may be requested by the Company prior to the Change in Control, including any such agreement that extends the length of any non-competition, non-solicitation, proprietary information and/or confidentiality agreement to which you are currently bound. If the Company determines in good faith that you have not cooperated with the Company in any efforts the Company makes to decrease the amount of or eliminate the Excise Tax, you will not be entitled to a Gross-Up Payment. Further, the following provisions shall apply in determining whether a Gross-Up Payment shall apply:

(a)	Unless you and the Company otherwise agree in writing, any determination required under this paragraph 7 shall be made in writing by nationally recognized independent public accountants (the “Accounting Firm”) selected by the Company, whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this paragraph 7, the Accounting Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. You and the Company shall each furnish to the Accounting Firm such information and documents as the Accounting Firm may reasonably request in order to make a determination hereunder. The Company shall bear all costs the Accounting Firm may reasonably incur in connection with any calculations contemplated hereunder. The Accounting Firm shall be required to provide its determination within thirty (30) days after the Closing Date, and the Company shall be responsible for any income tax, penalty or interest liability incurred as a result of delay by the Accounting Firm.

(b)	If the Accounting Firm determines that no Excise Tax is payable by you, it will, at the same time as it makes such determination, furnish you and the Company an opinion that you have substantial authority not to report any Excise Tax on your federal, state or local income or other tax return. If the Accounting Firm determines that an Excise Tax will (or would, but for reduction in the Payment) be payable by you, it will, at the same time as it makes such determination, furnish you and the Company the detailed basis for such opinion. The Company will make the Gross-Up Payment within five (5) business days thereafter.

(c)	If your federal, state and local income or other tax returns are consistent with the determination of the Accounting Firm under paragraph (b) above, and the Internal Revenue Service or any other taxing authority asserts a claim or notice of deficiency (referred to in this paragraph 7 as a “claim”) against you that, if successful, would require the payment by the Company of a Gross-Up Payment, the following shall apply. You will not pay such claim prior to the earlier of (1) the expiration of the thirty (30) calendar day period following the date on which you give such notice to the Company and (2) the date that any payment of amount with respect to such claim is due. If the Company notifies you in writing prior to the expiration of such period that it desires to contest such claim, you agree to:

i.	Provide the Company with any written records or documents in your possession relating to such claim that are reasonably requested by the Company;

ii.	Take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including without limitation accepting legal representation with respect to such claim by an attorney competent in respect of the subject matter and reasonably selected by the Company;

iii.	Cooperate with the Company in good faith in order to effectively contest such claim, which may include the payment of an amount advanced by the Company and assertion of a claim for refund; and

iv.	Permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company will bear and pay directly all costs and expenses (including interest and penalties) incurred in connection with such contest and will indemnify you and hold you harmless, on an after-tax basis, for and against any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such contest and any such payments. If the Company directs you to pay the tax claimed, or otherwise fails to contest the claim as described above, the Company will immediately pay to you the amount of the required deficiency payment, including any Excise Tax or income tax, and interest and penalties with respect thereto.

(d)	As a result of the uncertainty in the application of Section 4999 of the Code at the time of the determination, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”) or Gross-Up Payments are made by the Company which should not have been made (“Overpayment”), consistent with the calculations required to be made hereunder. In the event that thereafter you are required to make payment of any Excise Tax or additional Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to you or for your benefit. In the event the amount of the Gross-Up Payment exceeds the amount necessary to reimburse you for your Excise Tax, the Accounting Firm shall determine the amount of the Overpayment that has been made and you shall promptly pay any such Overpayment to or for the benefit of the Company.

8.	Complete Agreement. This letter agreement embodies the complete agreement and understanding between the parties with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

9.	Successors and Assigns. The provisions of this letter agreement shall inure to the benefit of, and be binding upon and enforceable by, your successors, administrators, heirs, legal representatives and assigns, and the successors and assigns of the Company, except that neither party may assign any rights or delegate any obligations hereunder without the prior written consent of the other party. You hereby consent to the assignment by the Company of all of its rights and obligations hereunder to any successor to the Company by merger or consolidation or purchase of all or substantially all of the Company’s assets, provided such transferee or successor assumes the liabilities of the Company hereunder.

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Please be aware that this letter agreement does not constitute an offer or guarantee of employment with the Company or any of its parent companies or subsidiaries and either you or the Company (or one of its parent companies or subsidiaries, if applicable) may terminate your employment at any time.

REWARDS NETWORK INC.

By:	/s/ Ronald L. Blake
Name: Ronald L. Blake
Title: President and CEO

Accepted and Agreed to:

/s/ Christopher J. Locke
Christopher J. Locke